Exhibit 4.125

Rights and Obligations Assumption Letter

This entity, Pingxiang Leti Camping Operation Management Co., Ltd., is the subsidiary established by Beijing Boteng Consulting Co., Ltd. (“Investor”) and registered in Pingxiang City at Anyuan District Civil Affairs Bureau on October 26, 2022. Jiangxi Leti Culture and Tourism Development Co., Ltd., which is the subsidiary of the Investor, holds 75% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, BGY Education Investment Management Co., Ltd., Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017 and the supplemental agreement entered into on August 13, 2021, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Pingxiang Leti Camping Operation Management Co., Ltd. (Seal) Seal of Pingxiang Leti Camping Operation Management Co., Ltd. Affixed

Date:	October 26, 2022.